Exhibit 99.1

AT AKORN:                               AT FRB:
Barry LeBlanc       Eric Wingerter      Jenifer Estabrook   Kathy Brunson
President & CEO     VP-Finance          General Information Analyst Contact
(504) 893-9300                          (312) 640-6787      (312) 640-6696


          FOR IMMEDIATE RELEASE
          THURSDAY, OCTOBER 26, 1995


          AKORN'S 1ST-QTR RESULTS IN LINE WITH MANAGEMENT'S EXPECTATIONS;
                            OUTLOOK POSITIVE

          ABITA SPRINGS, LA OCTOBER 26, 1995 --Akorn, Inc. (Nasdaq: AKRN) today announced that net income for the first quarter was $460,000, or 3 cents per share, on sales of $7.9 million, compared with net income of $786,000, or 5 cents per share, on sales of $8.5 million in the year-ago period.

                These results were in line with our estimates and reflect the continued, temporary absence of our lead allergy product, AK-Con-A, since the second quarter of fiscal 1995," said Barry
          LeBlanc, Akorn's president and chief executive officer.   This
          product accounted for approximately $1.3 million in sales and net income of nearly 3 cents per share in the prior-year period."

               As previously announced, the Food and Drug Administration
          (FDA) switched AK-Con-A to over-the-counter (OTC) status in the second quarter of Akorn's fiscal 1995. Currently, the company is awaiting FDA approval for its OTC version, which Akorn licensed to Pfizer. Under terms of the agreement, Akorn will receive manufacturing profits and royalties that, according to the company, should bring incremental profits in the range of 2 cents per quarter upon approval.

          REVIEW OF RESULTS

               Net sales for the quarter ended September 30, 1995, were $7.9 million, down 8 percent from last year's $8.5 million. Gross profit declined 20 percent from $3.6 million to $2.9 million. Gross margins declined considerably, primarily due to the fact that AK-Con-A was Akorn's highest-margin product at nearly 75 percent.

               Operating expenses declined 13 percent during the quarter, while research and development expenditures increased 39 percent, reflecting an accelerated program to obtain Abbreviated New Drug Applications (ANDAs). Operating expenses as a percentage of sales declined to 24.6 percent for the quarter ended September
                                       -more-

          Akorn, Inc.
          Add-1

          30, 1995, from 26.1 percent for the prior-year period. The company's effective tax rate remained stable at 37 percent.

          OUTLOOK

               "The absence of AK-Con-A certainly had a significant effect on comparative results" LeBlanc noted. "However, current indications from the FDA regarding approval of our New Drug Application (NDA) on the OTC version of this product are very favorable, with approval expected in the very near future."

               LeBlanc added, "In response to the temporary loss of AK-Con-A, we implemented cost-reduction strategies beginning in the third quarter of fiscal 1995 that were designed to achieve an average earnings run rate of 3 to 4 cents per quarter. Our operating results since that time have indicated the success of this strategy. With the recent approvals of several ANDAs along with the anticipated approval of our pending NDA, our quarterly run rate should approximate 6 to 7 cents by fiscal year end."

               LeBlanc concluded, "We will continue to leverage our existing strengths in an effort to increase both sales and earnings. Our recent announcements to increase our presence in the injectable pharmaceutical market are examples of that leverage. The targeted filing of two injectable ANDAs by fiscal year end will expand Akorn's presence in the sterile generic pharmaceutical marketplace. In addition, our new approach to the contract manufacture of injectables will lead to a positive impact on sales and earnings, as early as the second half of our current fiscal year."

               Akorn, Inc. manufactures sterile ophthalmic and injectable pharmaceuticals, and markets and distributes an extensive line of ophthalmic products.

           For additional information about Akorn, Inc. free of charge via fax, dial 1-800-PRO-INFO and enter "AKRN."

          FINANCIAL TABLES FOLLOW...
Akorn, Inc.
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CONSOLIDATED STATEMENT OF EARNINGS
(in thousands, except per share amounts)


                                         Three months ended September 30,
                                              1995       1994    % Chg
                                          __________ __________ ___________
Net sales                                   $7,888     $8,541       -7.6%
Cost of sales                                5,001      4,920        1.6%
                                          __________ _________
Gross profit                                 2,887      3,621      -20.3%

Selling, general and administrative          1,938      2,232      -13.2%
Research and development                       235        169       39.1%
                                          __________ _________
Operating income                               714      1,220      -41.5%

Interest & other income (expense), net          17         28      -39.3%
                                          __________ _________
Pretax income                                  731      1,248      -41.4%
Income taxes                                   270        462      -41.6%
                                          __________ _________
Net income                                    $461       $786      -41.3%
                                          ========== =========
Per share:
  Net income                                 $0.03      $0.05      -40.0%
                                          ========== =========
Weighted average shares                     15,260     15,286       -0.2%
                                          ========== =========

Akorn, Inc.
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CONSOLIDATED BALANCE SHEET
(in thousands)

                                                September 30,  June 30,
                                                     1995        1994
                                                ___________ ___________
Assets
Cash and investments                               $2,246      $2,336
Accounts receivable, net                            4,881       4,919
Other current assets                                7,695       7,048
                                                ___________ ___________
     Total current assets                          14,822      14,303

Property, plant and equipment, net                 11,041      10,996
Other assets                                          961         957
                                                ___________ ___________
     Total assets                                 $26,824     $26,256
                                                =========== ===========

Liabilities and shareholders' equity
Current portion of long-term debt
  and capital leases                              $   780     $   642
Trade accounts payable                              1,990       1,719
Income taxes payable                                  904         782
Accrued reorganization costs                          706         727
Other accrued expenses                              2,465       2,531
                                                ___________ ___________
     Total current liabilities                      6,845       6,401

Long-term debt and capital leases                   3,696       3,900
Other long-term liabilities                           874         957

Shareholders' equity                               15,409      14,998
                                                ___________ ___________
     Total liabilities and shareholders' equity   $26,824      $26,256
                                                =========== ===========